Mail Stop 4561

October 29, 2009

Tom Delaney
President
Barricode, Inc.
112 North Curry Street
Carson City, NV 89703

> **RE: Barricode, Inc.**
> **Form 8-K Filed August 10, 2009**
> **File No. 333-143750**

Dear Mr. Delaney:

We have completed our review of your Form 8-K and have no further comments at this time on the specific issues raised.

Sincerely,

Craig Wilson
Senior Assistant Chief Accountant